

December 21, 2020

Mark Gross
Chief Executive Officer
Kernel Group Holdings, Inc.
2 Rousseau Street
San Francisco, CA 94112

Re: Kernel Group Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted November 25, 2020
CIK No. 0001832950

Dear Mr. Gross:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form S-1 filed November 25, 2020

Prospectus Summary, page 1

1. We note your disclosure on page 53 that pursuant to an agreement to be entered into on or prior to the closing of this offering, your sponsor, upon and following consummation of an initial business combination, will be entitled to nominate three individuals for election to your board of directors, as long as the sponsor holds any securities covered by the registration and shareholder rights agreement. Please discuss this arrangement in your prospectus summary.

Summary Financial Data, page 35

2.   Please revise to include a separate "as-adjusted" column giving effect to the sale of units in this offering and the private placement warrants, along with explanatory notes as appropriate.

Index to Financial Statements, page F-1

3.   We note the reference to the Report of Independent Registered Public Accounting Firm; however, no report is included in the filing. Please provide an audit report pursuant to Rule 2-02 of Regulation S-X.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Peter Seligson